September 13, 2010

VIA EDGAR

Ms. Julie F. Rizzo – Attorney-Advisor
Mr. John Stickel – Attorney-Advisor
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3720
100 F Street, NE
Washington, D.C. 20549

Merrill Lynch Depositor, Inc.
PPLUS Trust Series RRD-1
PPLUS Trust Series GSC-4
PPLUS Trust Series LTD-1
PPLUS Trust Series EQ-1
Form 10-K for the fiscal year ended December 31, 2009
Filed March 30, 2010
File No. 001-32824; 001-32838; 001-32854; 001-33538

Responses to SEC Comment Letters
dated August 19, 2010 and August 27, 2010

Dear Ms. Rizzo and Mr. Stickel:

On behalf of Merrill Lynch Depositor, Inc. (the “Registrant”), as depositor of PPLUS Trust Series RRD-1, PPLUS Trust Series GSC-4, PPLUS Trust Series LTD-1 and PPLUS Trust Series EQ-1 (collectively, the “Trusts”), set forth below are the responses of the Registrant to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received in your respective letters dated August 19, 2010 and August 27, 2010, relating to the Annual Reports on Form 10-K for the fiscal year ended December 31, 2009 of each of the Trusts filed on March 30, 2010 (collectively, the “Annual Reports”).  Each Staff comment has been repeated below, for your convenience, and is followed by the Registrant’s response to that comment.

Comments to Annual Reports of the Trusts Received in Letter Dated August 27, 2010

Item 1122 of Regulation AB – Compliance with Applicable Servicing Criteria

1.
We note that the assessment report prepared by The Bank of New York Mellon and the related attestation report identify material instances of noncompliance during the year ended December 31, 2009.  Please discuss the material instamces of noncompliance in the body of the Form 10-K.

Response:

In response to the Staff’s comment, the Registrant respectfully notes that the discussion of Item 1122 of Regulation AB contained in Part III of each of the Annual Reports mentions that there were material instances of noncompliance with the servicing criterion set forth in Item 1122(d)(2)(i) of Regulation AB.  Given this disclosure and the particular facts discussed below, the Registrant believes that each of the Annual Reports satisfies the requirement of Item 1122(c)(1) of Regulation AB to “identify the material instance of noncompliance in the report on Form 10-K.”

The relevant disclosure contained in Part III of each of the Annual Reports is excerpted below for the Staff’s reference, with the relevant discussion in bold font.

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“The Bank of New York Mellon (in its role as trustee) has been identified by the registrant as participating in the servicing function with respect to the asset pool held by the PPLUS Trust Series RRD-1 (the “Servicing Party”). The Servicing Party has completed a report on assessment of compliance with the servicing criteria applicable to it (a “Servicing Report”), which Servicing Report is attached as exhibit 33.1 to this Form 10-K. The Servicing Party has provided an attestation report (an “Attestation Report”) by KPMG LLP, Independent Registered Public Accounting Firm, which report is attached as exhibit 34.1 to this Form 10-K. Each of the Servicing Report and the Attestation Report identified material instances of noncompliance with servicing criteria 1122(d)(2)(i) as decribed therein.

While Regulation AB does not contemplate identifying noncompliance on an individual transaction basis, the Servicing Party has confirmed to the Registrant that no instances of noncompliance with Regulation AB were discovered with respect to the PPLUS trust series that were part of the statistical sample used in preparing the Servicing Report. The Servicing Party has informed the Registrant that the Servicing Party cannot provide any assurances that had an analysis been done of each and every transaction included in the platform (including all PPLUS trust series forming part of the platform), that additional instances of noncompliance would not have been discovered. However, the Servicing Party has informed the Registrant that it has no reason, based on the sampling and analysis done, to believe that there are any instances of noncompliance with those PPLUS trust series that were not part of the sampling procedures.”

**********

The Registrant notes to the Staff that, as discussed in the second paragraph of the excerpt above, Regulation AB does not contemplate identifying noncompliance on an individual transaction basis.  Rather than assessing compliance with the Item 1122 servicing criteria on an individual transaction basis, The Bank of New York Mellon, which is the relevant party performing the servicing function for purposes of Item 1122, assesses compliance on a platform-wide basis that includes asset-backed securities in addition to the relevant Trust that filed the Annual Reports.1  The Bank of New York Mellon employed a statistical sampling in conducting its assessment and, as discussed in the excerpt above and in the assessment report filed as Exhibit 33.1 to each of the Annual Reports. material instances of noncompliance with the Item 1122(d)(1) servicing criterion were identified with respect to certain of the sampled asset-backed securities tested.  However, as discussed in the second paragraph of the excerpt above, The Bank of New York Mellon confirmed to the Registrant that no instances of noncompliance with Regulation AB were discovered with respect to the PPLUS trust series that were part of the statistical sample used in preparing its assessment.  Because statistical sampling was employed, The Bank of New York Mellon cannot provide any assurances that had an analysis been done of each and every transaction included in the platform (including all PPLUS trust series forming part of the platform), that additional instances of noncompliance would not have been discovered. However, The Bank of New York Mellon informed the Registrant that it has no reason, based on the sampling and analysis done, to believe that there are any instances of noncompliance with those PPLUS trust series that were not part of the sampling procedures.

The above facts are disclosed in the body of each of the Annual Reports.  While Schedule A to the Exhibit 33.1 assessment report discusses the specific instances of noncompliance that were identified2, the Registrant believes that it would not be appropriate to discuss the specific

1
In its assessment report filed as Exhibit 33.1 to each of the Annual Reports, The Bank of New York Mellon defines its servicing platform as follows:  “Publicly-issued (i.e., transaction-level reporting initially required under the Securities Exchange Act of 1934, as amended) asset-backed securities issued on or after January 1, 2006 and like-kind transactions issued prior to January 1, 2006 that comply with Regulation AB for which the Company provides trustee, securities administration or paying agent services, as defined and to the extent applicable in the transaction agreements, other than residential mortgage-backed securities and other mortgage-related asset-backed securities.”

2	The relevant portion of Schedule A to The Bank of New York Mellon’s assessment report filed as Exhibit 33.1 to each of the Annual Reports is excerpted below for the Staff’s reference:

“1122(d)(2)(i): Payments on pool assets are deposited into the appropriate custodial bank accounts and related bank clearing accounts no more than two business days of receipt, or such other number of days specified in the transaction agreements.

During the reporting period, certain payments on pool assets were not deposited into the appropriate segregated custodial bank account within the time frame required by the related transaction documents.

The segregated account for each specified series of securities was in existence prior to the time the deposits were to be made into such account but such account was not utilized in all instances by the Trustee as stated above. However, payments related to each specified series of securities were timely remitted to the investors in such series.

Existing procedures have been reviewed with staff to enable future payments to be deposited into the segregated account for each specified series within the applicable time frames.”

instances of noncompliance in the body of the Annual Report because they did not occur with respect to any of the Trusts that were part of the statistical sample.  Including such disclosure would incorrectly cause an investor in the relevant Trust to think that the instances of noncompliance identified occurred with respect to the Trust, and therefore could be misleading.  The Registant believes that its approach, whereby the body of the Form 10-K notes that material instances of noncompliance with the Item 1122 servicing criteria were identified, identifies the specific servicing criteria that were not complied with and refers the reader to the assessment report, and discusses whether any of the identified instances of noncompliance applied to the reporting PPLUS trust series (with appropriate cautionary language about the nature of the statistical sampling employed), is appropriate and complies with the requirements of Item 1122(c)(1) of Regulation AB.  The Registrant believes that it would be appropriate to discuss in the body of the Form 10-K any specific material instances of noncompliance with the Item 1122 servicing critieria that are identified with respect to PPLUS trust series that are part of the statistical sample, and undertakes to include such additional disclosure in the body of future PPLUS Form 10-K reports.

The Registrant, on behalf of each of the Trusts, acknowledges the following:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your prompt attention to the Registrant’s responses to the Staff’s comments.  If you or any other member of the Staff has any further questions or comments concerning these responses, or if you require additional information, please feel free to contact me at (212) 848-7527 or Corey Reis at (212) 848-4404.

Very truly yours,

/s/ Stuart K. Fleischmann

Stuart K. Fleischmann
Shearman & Sterling LLP

cc:
Mr. Max Webb, Securities and Exchange Commission
Mr. John Marciano, Merrill Lynch Depositor, Inc.
Mr. Chris Haas, Merrill Lynch Depositor, Inc.
Mr. Corey Reis, Shearman & Sterling LLP